MADE AS OF MAY 9, 2018

MANULIFE FINANCIAL CORPORATION
and
BNY TRUST COMPANY OF CANADA
as TRUSTEE
FIFTH SUPPLEMENTAL INDENTURE
Supplemental to
THE TRUST INDENTURE
MADE AS OF MAY 25, 2016
and providing for the issue of
$600,000,000 PRINCIPAL AMOUNT OF 3.317% FIXED/FLOATING
SUBORDINATED DEBENTURES
due May 9, 2028

THIS FIFTH SUPPLEMENTAL INDENTURE made as of May 9, 2018
BETWEEN:
MANULIFE FINANCIAL CORPORATION, a corporation existing under the Insurance Companies Act (Canada) and having its registered office in the City of Toronto in the Province of Ontario
(the "Corporation"),
- and -
BNY TRUST COMPANY OF CANADA, a trust company incorporated under the federal laws of Canada and having an office in the City of Toronto in the Province of Ontario
(the "Trustee")
WHEREAS by a trust indenture made as of May 25, 2016 (the "Principal Indenture") between the Corporation and the Trustee, provision was made for the issue in series of subordinated unsecured debentures; and
WHEREAS by a First Supplemental Indenture (the "First Supplemental Indenture") made as of May 25, 2016 between the Corporation, the Trustee, The Bank of New York Mellon, London Branch as principal paying agent and calculation agent (the "Principal Paying Agent and Calculation Agent") and the Bank of New York Mellon SA/NV, Luxembourg Branch as registrar and transfer agent (the "Registrar and Transfer Agent"), provision was made for the issue of a series of debt securities in Singapore, such series being the 3.85% Subordinated Notes due May 25, 2026 in the aggregate principal amount of S$500,000,000, upon the terms set forth in the Principal Indenture as supplemented by the First Supplemental Indenture; and
WHEREAS by a Second Supplemental Indenture (the "Second Supplemental Indenture") made as of July 27, 2017 between the Corporation and the Trustee, amendment was made to the Principal Indenture to, among other things, amend the application of certain sections; and
WHEREAS by a Third Supplemental Indenture (the "Third Supplemental Indenture") made as of August 15, 2017 between the Corporation and the Trustee, provision was made for the issue of a series of debt securities in Canada, such series being the 3.049% Fixed/Floating Subordinated Debentures due August 20, 2029 in the aggregate principal amount of $750,000,000, upon the terms set forth in the Principal Indenture as supplemented by the Second Supplemental Indenture and the Third Supplemental Indenture; and
WHEREAS by a Fourth Supplemental Indenture (the "Fourth Supplemental Indenture") made as of November 21, 2017 between the Corporation, the Trustee, the Principal Paying Agent and Calculation Agent and the Registrar and Transfer Agent, provision was made for the issue of a series of debt securities in Singapore, such series being the 3.00% Subordinated Notes due November 21, 2029 in the aggregate principal amount of S$500,000,000, upon the terms set forth in the Principal Indenture as supplemented by the Second Supplemental Indenture and the Fourth Supplemental Indenture; and

WHEREAS the Corporation is duly authorized to create and issue a series of debt securities upon the terms set forth in the Principal Indenture. The terms, provisions and conditions of such series are provided for by the Second Supplemental Indenture and this Fifth Supplemental Indenture which supplement the Principal Indenture, such series being the 3.317% Fixed/Floating Subordinated Debentures due May 9, 2028 in an aggregate principal amount of $600,000,000 (the "Debentures"). In connection therewith, the Corporation has requested that the Trustee execute this Fifth Supplemental Indenture; and
WHEREAS all necessary corporate action has been taken by the Corporation to make the Debentures, when certified by the Trustee and issued as provided in this Fifth Supplemental Indenture, valid, binding and legal obligations of the Corporation with the benefit and subject to the terms of the Principal Indenture as supplemented by the Second Supplemental Indenture and this Fifth Supplemental Indenture; and
WHEREAS the foregoing recitals are made as representations and statements of fact by the Corporation and not by the Trustee; and
WHEREAS the terms of this Fifth Supplemental Indenture are to be executed and delivered by the parties hereto by way of supplement to the Principal Indenture in order to provide for the issue of the Debentures; and
WHEREAS the Trustee has full power and authority to execute this Fifth Supplemental Indenture and to accept and execute the trusts herein imposed upon it;
NOW THEREFORE the parties agree as follows:
ARTICLE 1
 INTERPRETATION
1.1	To be read with Principal Indenture.
This Fifth Supplemental Indenture and the Second Supplemental Indenture are integral to the Principal Indenture and shall hereafter be read together with the Principal Indenture and shall have effect as if all the provisions thereof and hereof were contained in one instrument.
1.2	Definitions.
In this Fifth Supplemental Indenture, unless there is something in the subject matter or context inconsistent therewith:
(a)
the expressions "Article" and "Section" followed by a number mean and refer to the specified Article and Section of this Fifth Supplemental Indenture unless otherwise expressly stated. Other expressions defined in the Principal Indenture have the same meanings when used in this Fifth Supplemental Indenture.

(b)
"3-month CDOR" means, for any quarterly floating rate interest period, the average bid rate of interest (expressed as an annual percentage rate) rounded to the nearest one-hundred-thousandth of 1.00% (with .000005 per cent being rounded up) for Canadian dollar bankers' acceptances with maturities of three months which appears on the Reuters Screen CDOR Page as of 10:00 a.m., Toronto time, on the first Business Day of such quarterly interest period; provided that if such rate does not appear on the Reuters Screen

CDOR Page on such day or if the Reuters Monitor Money Rates Service is not available or ceases to exist, the 3-month CDOR for such period will be determined using an Alternative CDOR Page as of an Alternative Time on such day. If no such Alternative CDOR Page is available on such day, the 3-month CDOR for such period shall be the average of the bid rates of interest (expressed and rounded as set forth above) for Canadian dollar bankers' acceptances with maturities of three months for same day settlement as quoted by such of the Schedule I banks (as defined in the Bank Act (Canada)) as may quote such a rate as of 10:00 a.m., Toronto time, on the first Business Day of such quarterly interest period.

(c)
"Alternative CDOR Page" shall mean the display designated as page "CDOR" on Bloomberg or an equivalent service that displays average bid rates of interest for Canadian dollar bankers' acceptances with maturities of three months.

(d)	"Alternative Time", for any Alternative CDOR Page, shall mean the time of day at which such Alternative CDOR Page becomes available.
(e)	"Business Day" means any day on which Canadian chartered banks are open for business in Toronto and which is not a Saturday or Sunday.
(f)	"Debentures" means the debentures of the series referred to in Article 2 of this Fifth Supplemental Indenture.
(g)
"Indenture" (when not qualified by the words "Principal", "Original" or "Supplemental"), "hereto", "hereby", "hereunder", "hereof", "herein" and similar expressions refer to the Principal Indenture as supplemented by the Second Supplemental Indenture and this Fifth Supplemental Indenture and not to any particular Article, Section, subdivision or portion hereof.

(h)	"LICAT" means the Life Insurance Capital Adequacy Test (or any successor or replacement capital requirements applicable to the Corporation) for Canadian federally regulated life insurance companies.
(i)
"Program Amount" means the aggregate principal amount of debentures qualified for issuance from time to time under the Prospectus then in effect. As of the date of this Fifth Supplemental Indenture the Program Amount is $10,000,000,000.

(j)
"Prospectus" means the short form base shelf prospectus of the Corporation with respect to the continuous offering of debentures filed with the securities regulatory authority in each of the provinces and territories of Canada from time to time, including any amendments or supplements thereto (other than any Prospectus Supplement).

(k)	"Prospectus Supplement" means a prospectus supplement for the Debentures.
(l)
"Reuters Screen CDOR Page" means the display designated as page "CDOR" on the Reuters Monitor Money Rates Service (or such other page as may replace the CDOR page on that service) for purposes of displaying Canadian dollar bankers' acceptance rates.

(m)	"S$" means the lawful money of Singapore.

(n)	"Superintendent" means the Superintendent of Financial Institutions appointed pursuant to the Office of the Superintendent of Financial Institutions Act (Canada).
(o)	"U.S. Person" means a U.S. Person as defined in Regulation S under the U.S. Securities Act.
(p)	"U.S. Securities Act" means the United States Securities Act of 1933, as amended.
(q)	"Written Order of the Corporation" has the meaning given in the Principal Indenture.
ARTICLE 2
ISSUE OF SUBORDINATED DEBENTURES
2.1	Form, Terms and Certification and Delivery of the 3.317% Fixed/Floating Subordinated Debentures.
(a)
The fourth series of debentures authorized to be issued from time to time hereunder, as one series, are designated "3.317% Fixed/Floating Subordinated Debentures" and are herein sometimes called the "Debentures". The Debentures may be issued by the Corporation from time to time in an unlimited aggregate principal amount and may only be validly issued when the aggregate principal amount of the Debentures to be issued, when added to the aggregate principal amount of all debentures previously or simultaneously issued under the Prospectus in effect on the date of issue, does not exceed the Program Amount. Upon any increase or decrease from time to time in the Program Amount, the Corporation shall forthwith deliver to the Trustee a certified copy of the resolution of the Directors of the Corporation approving such change, together with a copy of any amendment of or supplement to the Prospectus relating to such increase or decrease. Debentures shall be delivered to the Trustee on the respective terms set out in Article 4 and, subject to compliance with the provisions of Section 2.2.1 of the Principal Indenture, shall be certified by or on behalf of the Trustee by a certificate substantially in the form specified on Schedule A and delivered by the Trustee upon receipt of the Written Order of the Corporation.

ARTICLE 3
TERMS OF THE DEBENTURES
3.1	Designation and Issue.
In accordance with the Principal Indenture the Corporation is authorized to issue under this Fifth Supplemental Indenture the 3.317% Fixed/Floating Subordinated Debentures as a series of debt securities, which will have the respective terms set out in this Article 3 in addition to the terms set out in the Principal Indenture as supplemented by the Second Supplemental Indenture.
(a)
Principal Amount. The initial principal amount of the Debentures which may be issued under this Fifth Supplemental Indenture is $600,000,000. The Corporation may, at its option, reopen this series of debt securities in accordance with the provisions of Section 2.2.3 of the Principal Indenture.

(b)	Issue Date. The Debentures will be dated May 9, 2018 (regardless of their actual date of issue) (the "Issue Date").

(c)
Fixed Rate of Interest. The Debentures will bear interest from the Issue Date to but excluding May 9, 2023 at a fixed annual rate of 3.317% payable in equal semi-annual installments on May 9 and November 9 of each year, with the first interest payment due on November 9, 2018 and the last interest payment due on May 9, 2023.

(d)
Floating Rate of Interest. The Debentures will bear interest from and including May 9, 2023 to but excluding May 9, 2028, at a floating rate of interest equal to the 3-month CDOR plus 0.78% payable quarterly in arrears on the 9th day of each of February, May, August and November in each year, commencing August 9, 2023. The Corporation shall provide to the Trustee its interest calculation in respect of any floating rate interest period.

(e)	Calculation of Interest. Interest will be calculated on the basis of a year of 365 days.
(f)	Stated Maturity Date. The Debentures will mature on May 9, 2028.
(g)	Denominations. The Debentures will be issued in minimum denominations of $1,000 and integral multiples thereof, subject as provided in accordance with clause (k) below.
(h)
Redemptions. The Corporation may, at its option, redeem the Debentures, with the prior approval of the Superintendent, in accordance with the provisions of Article 3 of the Principal Indenture and on not less than 30 days' nor more than 60 days' prior notice to the applicable Holder, in whole or in part, on or after May 9, 2023 at a redemption price equal to par, together with accrued and unpaid interest to but excluding the date of redemption.

(i)
Defeasance. On or after May 9, 2023, the Corporation may, at its option, elect, with the prior approval of the Superintendent, to be released from the terms of the Indenture relating to the outstanding Debentures in accordance with the provisions of Article 8 of the Principal Indenture.

(j)
Amendments Affecting Capital Treatment. Each of the Corporation and the Trustee agrees, and each Holder of a Debenture, by such Holder's acceptance thereof, likewise agrees, not to make any changes to this Indenture or the Debentures, without, but may from time to time with, the prior approval of the Superintendent, which might affect the classification afforded the Debentures from time to time for capital adequacy purposes pursuant to the Insurance Companies Act (Canada) or the LICAT.

(k)	Currency. The Debentures will be issued in Canadian Dollars.
(l)	Form. Each Debenture will be issued substantially in the form of the registered Debenture as set out in Article 4.
(m)	Place of Payment. Payments of principal and interest on each registered interest bearing Debenture shall be made in Canadian Dollars at the head office of the Trustee in Toronto, Ontario.
(n)
U.S. Legend. The Trustee acknowledges that the Debentures have not been and will not be registered under the U.S. Securities Act, and may not be offered or sold within the United States, except that the Debentures may be offered or sold to Qualified Institutional

Buyers pursuant to Rule 144A under the U.S. Securities Act. Each Debenture issued to a U.S. Person pursuant to an exemption from the registration requirements of the U.S. Securities Act, and all Debentures issued in exchange or transfer therefor, shall bear the legend set forth on Schedule B in boldface print on the face of such certificate.

(o)
Upon receipt by the Trustee of the documents and instruments required pursuant to Section 2.5.1 of the Indenture and this Fifth Supplemental Indenture, the Trustee shall certify the Debentures and cause the Debentures to be delivered in accordance with the Written Order of the Corporation.

3.2	Execution and Delivery of Book-Entry Securities.
The Corporation may establish that any Debentures are to be issued under the Book-Entry System in accordance with Section 2.15 of the Principal Indenture, which Book-Entry Debentures shall be evidenced in the form of a single Definitive Security in the form set out in Article 4 and shall bear a legend substantially to the following effect:
"Unless this certificate is presented by an authorized representative of CDS Clearing and Depository Services Inc. ("CDS") to Manulife Financial Corporation (the "Issuer") or its agent for registration of transfer, exchange or payment, and any certificate issued in respect thereof is registered in the name of CDS & CO., or in such other name as is requested by an authorized representative of CDS (and any payment is made to CDS & CO. or to such other entity as is requested by an authorized representative of CDS), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL since the registered holder hereof, CDS & CO., has a property interest in the securities represented by this certificate herein and it is a violation of its rights for another person to hold, transfer or deal with this certificate."
3.3	Interest Act Disclosure Matters.
Subject to the terms of the Indenture, the Corporation understands and acknowledges that it is able to calculate the rate of interest applicable to the Debentures under the Indenture based on the methodology for calculating per annum rates provided for under Section 2.6.5 of the Principal Indenture. The Trustee, or applicable calculation agent, agrees that if requested in writing by the Corporation it will calculate the nominal and effective per annum rate of interest on the Debentures outstanding at the time of such request and provide such information to the Corporation promptly following such request; provided that any error in any such calculation, or any failure to provide such information on request, shall not relieve the Corporation of any of its obligations under the Indenture, nor result in any liability to the Trustee or calculation agent. The Corporation confirms that it agrees not to plead or assert, whether by way of defence or otherwise, in any proceeding relating to the Indenture, that the interest payable under the Debentures and the calculation thereof has not been adequately disclosed to the Corporation, whether pursuant to Section 4 of the Interest Act (Canada) or any other applicable law or legal principle.

ARTICLE 4
FORM OF 3.317% FIXED/FLOATING SUBORDINATED DEBENTURES
4.1	3.317% Fixed/Floating Subordinated Debentures.
The English language version of the Definitive Securities representing the Debentures, the certificate of the Trustee and the registration panel for a Debenture shall be substantially in the respective forms set forth in Schedule A modified as may be necessary to reflect the specific terms and conditions of the Debentures determined in accordance with Article 3.
ARTICLE 5
 SUNDRY PROVISIONS
5.1	Acceptance of Trust.
The Trustee hereby accepts the trusts in this Fifth Supplemental Indenture declared and provided for and agrees to perform the same upon the terms and conditions and subject to the provisions set forth in the Indenture. This agreement and all documents relating to the transactions covered hereby have been drawn up in English at the express wish of the parties. Ce contrat et tous les documents pertinents á cette transaction ont été rédigés en anglais á la volonté expresse des parties.
5.2	Counterparts and Formal Date.
This Fifth Supplemental Indenture may be executed in several counterparts and delivered by facsimile or other electronic transmission, each of which so executed shall be deemed to be an original, and such counterparts together shall be deemed to bear the same date as the Issue Date.
- signature page follows -

IN WITNESS WHEREOF the parties hereto have executed this Fifth Supplemental Indenture as of the Issue Date specified above.
MANULIFE FINANCIAL CORPORATION
By:	"Philip J. Witherington"
Name: Philip J. Witherington
Title: Chief Financial Officer

By:	"Halina K. von dem Hagen"
Name: Halina K. von dem Hagen
Title: Executive Vice President, Treasury and Capital Management
(corporate seal)

BNY TRUST COMPANY OF CANADA
By:	"Bret S. Derman"
Name: Bret S. Derman
Title: Authorized Signatory

[Signature page to Fifth Supplemental Indenture]

SCHEDULE A
Certificate No. 1
Unless this certificate is presented by an authorized representative of CDS Clearing and Depository Services Inc. ("CDS") to Manulife Financial Corporation (the "Issuer") or its agent for registration of transfer, exchange or payment, and any certificate issued in respect thereof is registered in the name of CDS & CO., or in such other name as is requested by an authorized representative of CDS (and any payment is made to CDS & CO. or to such other entity as is requested by an authorized representative of CDS), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL since the registered holder hereof, CDS & CO., has a property interest in the securities represented by this certificate herein and it is a violation of its rights for another person to hold, transfer or deal with this certificate.
THIS DEBENTURE CONSTITUTES SUBORDINATED INDEBTEDNESS OF THE CORPORATION

MANULIFE FINANCIAL CORPORATION
(Existing under the Insurance Companies Act (Canada)),
3.317% FIXED/FLOATING SUBORDINATED DEBENTURES
CUSIP No.:	56501RAG1	Interest Calculation:	Actual / 365
Issue Date:	May 9, 2018	Registered Holder:	CDS & Co.
Maturity Date:	May 9, 2028	Principal Amount:	$600,000,000

Interest Rate:	3.317% (0 - 5 years); 3-month CDOR + 0.78% (5 years - maturity)
Interest Payment Dates:	May 9 and November 9 (0 - 5 years, commencing on November 9, 2018); February 9, May 9, August 9 and November 9 in each year, commencing on August 9, 2023 (5 years - maturity)

MANULIFE FINANCIAL CORPORATION (the "Corporation") for value received hereby acknowledges itself indebted and promises to pay to the Holder hereof on the maturity date or on such earlier or later date as the principal amount hereof may become due in accordance with the provisions of the Indenture hereinafter mentioned, the above principal sum in lawful money of Canada on presentation and surrender of this Debenture at the head office of the Trustee (as defined below), if this instrument is issued in the book-entry system, or at any branch in Canada of the Royal Bank of Canada, as selected by the Holder, if this instrument is issued in definitive form, as selected by the Holder, and to pay interest on the principal amount hereof from the date hereof, or from the last Interest Payment Date to which interest has been paid or made available for payment, whichever is later, at the interest rate per annum set forth above calculated as set forth above, in like money; and should the Corporation at any time make default in the payment of any principal or interest, to pay interest on the amount in default at the same rate, calculated as set forth above, in like money, at one of the said places, as selected by the Holder, and on the same dates. Whenever interest is computed on a basis of a year (the "deemed year") which contains fewer days than the actual number of days in the calendar year of calculation, such rate of interest shall be expressed as a yearly rate for purposes of the Interest Act (Canada) by multiplying such rate of such interest by the actual number of days in the calendar year of calculation and dividing it by the number of days in the deemed year.
This Debenture is one of the debentures of the Corporation, issued or issuable in one series under the provisions of the Trust Indenture made as of May 25, 2016 (the "Principal Indenture") as supplemented by the Second Supplemental Indenture made as of July 27, 2017 and the Fifth Supplemental Indenture

made as of May 9, 2018 (collectively, the "Indenture") between the Corporation and BNY Trust Company of Canada (the "Trustee"). Reference is hereby expressly made to the Indenture for particulars of the rights of the Holders of the Debentures and of the Corporation and of the Trustee in respect thereof and the terms and conditions upon which the Debentures are issued or may be issued and held, all to the same effect as if the provisions of the Indenture were herein set forth, to all of which provisions the Holder of this Debenture by acceptance hereof assents. Capitalized terms used but not defined herein have the meanings attributed to them in the Indenture. The 3.317% Fixed/Floating Subordinated Debentures due May 9, 2028 (the "Debentures"), of which this is one, are issuable by the Corporation from time to time in an unlimited aggregate principal amount, subject to the terms and conditions of the Indenture. The aggregate principal amount of debentures of other series which may be issued under the Indenture is unlimited, but such debentures may be issued only upon the terms and subject to the conditions provided in the Indenture.
The indebtedness evidenced by this Debenture and all other debentures now or hereafter certified and delivered under the Indenture is subordinated and subject in right of payment, to the extent and in the manner provided in the Indenture, to the prior payment of all Senior Indebtedness (as defined in the Indenture) and all Policy Liabilities (as defined in the Indenture) of the Corporation, whether outstanding at the date of the Indenture or thereafter created, incurred, assumed or guaranteed.
The Debentures are direct obligations of the Corporation but are not secured by any mortgage, pledge, hypothec or other charge.
As interest on this Debenture becomes due, the Corporation (except in the case of payment at maturity or on acceleration or redemption, at which time payment of interest may be made upon surrender of this Debenture) shall, at least three business days prior to each date on which interest becomes due, forward or cause to be forwarded by (i) electronic transfer of immediately available funds to the account designated by the applicable Holder, or (ii) first class mail, postage prepaid, to the Holder hereof, or in the case of joint Holders, to the joint Holder whose name first appears on the register, subject to the provisions of the Indenture and in the manner provided therein, a cheque for such interest, in each case less any tax required by law to be deducted. Subject to the provisions of the Indenture, the transfer of such funds or the mailing of such cheque shall satisfy and discharge all liability for interest on this Debenture to the extent of the sum represented by such cheque (plus the amount of any tax withheld).
Upon compliance with the provisions of the Indenture, Debentures of any denomination may be exchanged for an equal aggregate principal amount of Debentures in any other authorized denomination or denominations.
The right is reserved to the Corporation to purchase or redeem Debentures for cancellation in accordance with the provisions of the Indenture.
The principal hereof may become or be declared due and payable before the stated maturity date in the events, in the manner, with the effect and at the times provided in the Indenture.
The Indenture contains provisions making binding upon all Holders of Debentures outstanding thereunder resolutions passed at meetings of such Holders held in accordance with such provisions and instruments signed by the Holders of a specified majority of such Debentures outstanding.
This Debenture has not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered, sold or delivered, directly or indirectly, in the United States of America, its territories, its possessions and other areas subject to its jurisdiction or to, or for the account or benefit of a U.S. person (as defined in Regulation S

2

under the U.S. Securities Act) except in certain transactions exempt from the registration requirements of the U.S. Securities Act and applicable state securities laws.
This Debenture may only be transferred, upon compliance with the conditions prescribed in the Indenture, in one of the registers to be kept at the principal office of the Trustee in the City of Toronto by the Holder hereof or such Holder's executors or administrator or other legal representatives, or such Holder's attorney duly appointed by an instrument in form and substance satisfactory to the Trustee or other registrar, and upon compliance with such reasonable requirements as the Trustee and/or other registrar may prescribe.
The Indenture and the Debentures shall be governed by, and construed in accordance with, the laws of the Province of Ontario and the laws of Canada applicable therein.
This Debenture shall not become obligatory for any purpose until it has been certified by the Trustee under the Indenture.

- signature page follows -

3

IN WITNESS WHEREOF this Debenture has been duly executed as of the Issue Date specified above.

MANULIFE FINANCIAL CORPORATION
By:
Name: Philip J. Witherington
Title: Chief Financial Officer
c/s
By:
Name: Halina K. von dem Hagen
Title: Executive Vice President, Treasury and Capital Management

(FORM OF TRUSTEE'S CERTIFICATE)
TRUSTEE'S CERTIFICATE
This Definitive Security represents one of the Debentures of a series of 3.317% Fixed/Floating Subordinated Debentures referred to in the Indenture within mentioned.
BNY TRUST COMPANY OF CANADA, Trustee
By:
Name: Bret S. Derman Title: Authorized Signatory

(FORM OF REGISTRATION PANEL)
REGISTRATION PANEL
(No writing hereon except by the Trustee or other registrar)
Date of Registration	In Whose Name Registered	Signature of Trustee or Registrar

(FORM OF CERTIFICATE OF TRANSFER)
CERTIFICATE OF TRANSFER
To assign this Debenture, fill in the form below:
I or we assign and transfer this Debenture to

(Print or type assignee's name, address and postal code)

(Insert assignee's social insurance or security or tax identifying number)

and irrevocably appoint _______________ agent to transfer this Debenture on the books of the Corporation. The agent may substitute another to act for him.

Date:	Your Signature:

Sign exactly as your name appears on the other side of this Debenture.

* Signature Guarantee
* This signature must be guaranteed by a Canadian chartered bank, trust company or a member of the Investment Industry Regulatory Organization of Canada.

SCHEDULE B
FORM OF U.S. LEGEND
THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF MANULIFE FINANCIAL CORPORATION (THE "CORPORATION") THAT SUCH SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED, DIRECTLY OR INDIRECTLY, ONLY (A) TO THE CORPORATION, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE SECURITIES ACT AND IN COMPLIANCE WITH LOCAL LAWS AND REGULATIONS OR (C) INSIDE THE UNITED STATES IN ACCORDANCE WITH (1) RULE 144A UNDER THE SECUR1TIES ACT OR (2) RULE 144 UNDER THE SECURITIES ACT, IF AVAILABLE, AND, IN EACH CASE, IN COMPLIANCE WITH APPLICABLE STATE SECURITIES LAWS. IN THE CASE OF (C) ABOVE, THE HOLDER MUST FURNISH TO THE CORPORATION AN OPINION OF COUNSEL OF RECOGNIZED STANDING IN FORM AND SUBSTANCE REASONABLY SATISFACTORY TO THE CORPORATION TO THE EFFECT THAT THE PROPOSED TRANSFER MAY BE EFFECTED WITHOUT REGISTRATION UNDER THE SECURITIES ACT OR APPLICABLE STATE SECURITIES LAWS. IF THE CORPORATION IS A "FOREIGN ISSUER" WITHIN THE MEANING OF REGULATION S AT THE TIME OF TRANSFER, A NEW CERTIFICATE, BEARING NO LEGEND, DELIVERY OF WHICH WILL CONSTITUTE "GOOD DELIVERY", MAY BE OBTAINED FROM THE TRUST COMPANY (THE "TRUSTEE") UPON DELIVERY OF THIS CERTIFICATE AND A DULY EXECUTED DECLARATION IN A FORM SATISFACTORY TO THE TRUSTEE AND THE CORPORATION, TO THE EFFECT THAT THE SALE OF THE SECURITIES REPRESENTED HEREBY IS BEING MADE IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE SECURITIES ACT;
provided, that if the Debentures are being sold under Clause (B), the legend may be removed by providing a declaration to the Trustee, to the following effect (or in such form as the Corporation or the Trustee may from time to time prescribe):
The undersigned (A) acknowledges that the sale of      Debentures, represented by certificate numbers           , to which this declaration relates is being made in reliance upon Rule 904 of Regulation S under the United States Securities Act of 1933 (the "Securities Act") and (B) certifies that (1) it is not an "affiliate" of Manulife Financial Corporation (as defined in Rule 405 under the Securities Act), (2) the offer of such securities was not made to a person in the United States and at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believe that the buyer was outside the United States and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States, (3) neither the seller nor any person acting on its behalf engaged or will engage in any directed selling efforts in connection with the offer and sale of such securities, and (4) the contemplated sale is not a transaction, or part of a series of transactions which, although in technical compliance with Regulation S, is part of a plan or scheme to evade the registration provisions of the Securities Act. Terms used herein have the meaning given to them by Regulation S.
and, provided further, that if any such securities are being sold under paragraph (C)(2) above the legend may be removed by delivery to the Trustee of an opinion of counsel, of recognized standing reasonably satisfactory to the Corporation, that such legend is no longer required under applicable requirements of the Securities Act or state securities laws.

Prior to the issuance of the Debentures, the Corporation shall notify the Trustee, in writing, concerning which certificates are to bear the legend described above. The Trustee will thereafter maintain a list of all registered holders from time to time of legended Debentures.